# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rising Dragon Acquisition Corp., CIK 0002018145
CUSIP: G7576K107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No. 604, Yixing Road, Wanbolin District Taiyuan City, Shanxi Province, China (F4), 030024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002034370

## Reporting persons
- Aurora Beacon LLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,691,875; shared voting power 0; sole dispositive power 1,691,875; shared dispositive power 0; aggregate amount beneficially owned 1,691,875 (22.56% of the class)
  Comment: (1) Does not include 25,437 ordinary shares issuable upon conversion of private placement rights owned by Aurora Beacon LLC. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of an initial business combination. The rights convert automatically upon the closing of a business combination.
  
  (2) The percentages are based on 7,499,375 ordinary shares outstanding as reported on the Quarterly Report on Form 10-Q filed by the Issuer on November 4, 2024.
- Lulu Xing: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 1,691,875; shared voting power 0; sole dispositive power 1,691,875; shared dispositive power 0; aggregate amount beneficially owned 1,691,875 (22.56% of the class)
  Comment: (1) Does not include 25,437 ordinary shares issuable upon conversion of private placement rights owned by Aurora Beacon LLC. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of an initial business combination. The rights convert automatically upon the closing of a business combination.
  
  (2) The percentages are based on 7,499,375 ordinary shares outstanding as reported on the Quarterly Report on Form 10-Q filed by the Issuer on November 4, 2024.

## Item 1. Issuer
Name of issuer: Rising Dragon Acquisition Corp.
Address of issuer's principal executive offices: No. 604, Yixing Road, Wanbolin District, Taiyuan City, Shanxi Province, People's Republic of China, 030024

## Item 2. Person Filing
Name of person filing:
Aurora Beacon LLC
Lulu Xing
Address of principal business office or, if none, residence:
c/o Rising Dragon Acquisition Corp.
No. 604, Yixing Road, Wanbolin District, Taiyuan City, Shanxi Province, People's Republic of China
Citizenship:
Aurora Beacon LLC - Cayman Islands
Lulu Xing - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aurora Beacon LLC - 1,691,875
Lulu Xing - 1,691,875

The foregoing does not include 25,437 ordinary shares issuable upon conversion of private placement rights owned by Aurora Beacon LLC. Each right entitles the holder thereof to receive one-tenth of one ordinary share upon the consummation of an initial business combination. The rights convert automatically upon the closing of a business combination.

Mr. Lulu Xing is the director of Aurora Beacon LLC. Mr. Xing has voting and dispositive power over the shares held of record by Aurora Beacon LLC.
Percent of class:
Aurora Beacon LLC - 22.56%
Lulu Xing - 22.56%

The foregoing percentages are based on 7,499,375 ordinary shares outstanding as reported on the Quarterly Report on Form 10-Q filed by the Issuer on November 4, 2024.
Sole power to vote or to direct the vote:
Aurora Beacon LLC - 1,691,875
Lulu Xing - 1,691,875
Shared power to vote or to direct the vote:
Aurora Beacon LLC - 0
Lulu Xing - 0
Sole power to dispose or to direct the disposition:
Aurora Beacon LLC - 1,691,875
Lulu Xing - 1,691,875
Shared power to dispose or to direct the disposition:
Aurora Beacon LLC - 0
Lulu Xing - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Aurora Beacon LLC: /s/ Lulu Xing, Lulu Xing/Director (02/14/2025)
- Lulu Xing: /s/ Lulu Xing, Lulu Xing (02/14/2025)